SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 30, 2014

MetroGas Inc.

(Translation of registrant’s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒  Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 14, 2014	By:	/s/ Marcelo Adrián Nuñez
	Name:	Marcelo Adrián Nuñez
Title: CEO

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS AS OF JUNE 30, 2014 AND COMPARATIVES

METROGAS S.A.

CONDENSED INTERIM FINANCIAL CONSOLIDATED STATEMENTS AS OF JUNE 30, 2014 AND COMPARATIVES

LEGAL INFORMATION

Legal Address: Gregorio Aráoz de Lamadrid 1360, Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal Year: No. 23 (commenced on January 1° 2014).

Condensed Consolidated Interim Financial Statements as of June 30, 2014 and comparatives.

Company’s Principal Business: provision of natural gas distribution services

Registration with the Public Registry of Commerce: December 1, 1992

Expiry Date of the Articles of Incorporation: December 1, 2091

Last Amendment of the By-Laws: April 30, 2013

Parent Company: YPF S.A.

Legal Address of the controlling company: Macacha Güemes 515, Ciudad Autónoma de Buenos Aires, Argentina.

Principal Business of the controlling company: study, exploration and exploitation of liquid and/or gaseous hydrocarbons and other minerals, as well as the industrialization, transportation and marketing of these products and their byproducts, also including petrochemical products, and non-fossil fuels and chemicals, biofuels and their components, electric power generation based on hydrocarbons, telecommunication services, as well as production and industrialization, processing, marketing, conditioning services, grain transportation and storage and their byproducts.

Percentage of votes held by parent company: 70%

Composition in Common Stock as of 06.30.14:

Classes of Shares	Subscribed, Registered and Paid-in (thousands of Ps.)
Outstanding
Common certified shares of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock as of 06.30.14	569,171

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013 (Stated in thousands of pesos)

	Notes	06.30.14	12.31.13
Assets
Non current Assets
Properties, plant and equipment	10	1,875,249	1,849,603
Deferred tax assets	27	1,112	1,107
Other investment		1,040	909
Investment properties	11	2,486	5,339
Other receivables	13	11,960	3,633

Total Non current assets		1,891,847	1,860,591

Current assets
Trade receivables	12	738,729	339,257
Other receivables	13	50,414	28,558
Cash and cash equivalents	14	148,549	116,592

Total Current assets		937,692	484,407

Total assets		2,829,539	2,344,998

Shareholders’ Equity
Issued capital	15	569,171	569,171
Adjustment to issued capital		—	684,769
Legal reserve		—	45,376
Unappropriated retained losses		(481,142)	(878,082)

Equity attributable to the owners		88,029	421,234

Non-controlling interest		2,054	2,883

Total Shareholders’ Equity	15	90,083	424,117

Liabilities
Non current Liabilities
Financial debt	17	1,244,062	952,726
Deferred tax liabilities	27	220,911	224,739
Reorganization liabilities	18	17,214	17,040
Other taxes payable	16	7,324	7,898
Provisions	19	73,052	58,304

Total Non current Liabilities		1,562,563	1,260,707

Current Liabilities
Trade payable	20	823,141	461,589
Salaries and social security	21	69,745	61,010
Income tax and minimum presumed income tax (“MPIT”) liability		22,022	32,269
Other taxes payable	16	134,982	94,157
Financial debt	17	97,408	398
Other accounts payable	22	29,595	10,751

Total Current Liabilities		1,176,893	660,174

Total Liabilities		2,739,456	1,920,881

Total Liabilities and Shareholders’ Equity		2,829,539	2,344,998

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT AND LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTHS PERIOD ENDED JUNE 30, 2014 AND 2013

(Stated in thousands of pesos)

		For the six months period ended		For the three months period ended
	Notes	06.30.14	06.30.13	06.30.14	06.30.13
Revenues	23	1,371,166	849,575	916,829	478,116
Operating costs	24	(1,053,515)	(643,058)	(662,151)	(362,801)

Gross profit		317,651	206,517	254,678	115,315

Administration expenses	24	(148,456)	(98,821)	(82,971)	(55,455)
Selling expenses	24	(144,920)	(120,499)	(86,534)	(64,788)
Other income and expenses	25	(6)	(1,003)	7,864	(231)

Operating income (loss)		24,269	(13,806)	93,037	(5,159)

Finance income	26	8,914	6,200	3,592	3,385
Finance cost	26	(344,342)	(125,112)	(77,790)	(68,147)

Net financial results		(335,428)	(118,912)	(74,198)	(64,762)

Debt restructuring result		—	757,470	—	—

Result before income tax		(311,159)	624,752	18,839	(69,921)

Income tax and minimum presumed income tax	27	(22,875)	(227,105)	(9,849)	20,968

Net result for the period		(334,034)	397,647	8,990	(48,953)

Other comprehensive result		—	—	—	—

Net and comprehensive result for the period		(334,034)	397,647	8,990	(48,953)

Net and comprehensive result for the period attributable to controlling interest		(333,205)	397,726	7,578	(48,525)
Net and comprehensive result for the period attributable to non-controlling interest		(829)	(79)	1,412	(428)

Net and comprehensive result for the period		(334,034)	397,647	8,990	(48,953)

Net result per share
Basic and diluted	28	(0.59)	0.70	0.01	(0.09)

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2014 AND 2013 (Stated in thousands of pesos)

	Issued capital	Adjustment to issued capital	Legal reserve	Unappropriated retained earnings	Attributable to the owners of the parent	Attributable to Non-controlling interest	Total Shareholders’ Equity
Balance as of December 31, 2012	569,171	684,769	45,376	(1,133,018)	166,298	989	167,287

Net and comprehensive result for the six months period ended June 30, 2013	—	—	—	397,726	397,726	(79)	397,647

Balance as of June 30, 2013	569,171	684,769	45,376	(735,292)	564,024	910	564,934

Net and comprehensive result for the six months period ended December 31, 2013	—	—	—	(142,790)	(142,790)	1,973	(140,817)

Balance as of December 31, 2013	569,171	684,769	45,376	(878,082)	421,234	2,883	424,117

Mandatory capital stock reduction, as decided by the General Shareholders’ Meeting of April 28, 2014	—	(684,769)	(45,376)	730,145	—	—	—
Net and comprehensive result for the six months period ended June 30, 2014	—	—	—	(333,205)	(333,205)	(829)	(334,034)

Balance as of June 30, 2014	569,171	—	—	(481,142)	88,029	2,054	90,083

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2014 AND 2013

(Stated in thousands of pesos).

	06.30.14	06.30.13
Cash Flows generated by operating activities
Net result for the period	(334,034)	397,647
Adjustments to reconcile net results to cash flows provided by operating activities
Income tax	22,875	227,105
Income from sales of investment properties	(8,067)	—
Depreciation of properties, plant and equipment and investment properties	42,671	39,692
Net book value of disposals of properties, plant and equipment	632	4,885
Charge on provisions	18,665	9,657
Debt restructuring result (2)	—	(770,360)
Net financial results	334,546	118,013
Changes in assets and liabilities
Trade receivables	(399,424)	(132,543)
Other receivables	(24,861)	(47,492)
Trade payable	361,552	255,416
Salaries and social security	8,735	(2,264)
Income tax and MPIT liability	(4,702)	(12,329)
Other taxes payable	24,432	16,403
Provisions	—	(5)
Other accounts payable	18,844	398
Income tax and minimum presumed income tax paid in the period	(16,434)	(933)

Net cash flows generated by operating activities	45,430	103,290

Cash flows used in investing activities
Increase in properties, plant and equipment	(72,372)	(70,579)
Proceeds from sales of investment properties	5,548	—

Net cash flows used in investing activities	(66,824)	(70,579)

Cash flows generated by (used in) financing activities
Proceeds from loans	90,000	—
Payments of interests	(37,887)	(3,109)

Net cash flows generated by (used in) financing activities	52,113	(3,109)

Net increase in cash and cash equivalents	30,719	29,602

Cash and cash equivalents at the beginning of year	116,592	153,208
Exchange differences on cash and cash equivalents	1,238	(1,604)
Cash and cash equivalents at the end of the period (1)	148,549	181,206

Net increase in cash and cash equivalents	30,719	29,602

(1)	As of June 30, 2014 and 2013, funds collected and pending to be deposited for Trust Funds, Resolution I-2621/2013 and Trust Fund Decree No. 2407 amount to Ps. 126,403 thousand and Ps. 50,789 thousand, respectively.
(2)	Exclude debt restructuring expenses for Ps. 12,890 thousand.

The main transactions that do not generate cash movements are described in Note 17.

The accompanying notes 1 to 29 are an integral part of and should be read together with these statements.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

1.	GENERAL INFORMATION

MetroGAS S.A. (“MetroGAS” or the “Company”) is a sociedad anónima organized under the laws of the Republic of Argentina. The registered office and principal place of business is located at Gregorio Aráoz de Lamadrid 1360 – Ciudad Autónoma de Buenos Aires.

The Company was formed in 1992 and on December 1, 1992 it was registered as a corporation pursuant the laws of the Republic of Argentina under number 11,670, Book 112, Volume A of Sociedades Anónimas. The term of duration of the Company expires on December 1, 2091 and its principal business is the provision of natural gas distribution services.

On November 2, 1994, the Argentine Securities Commission (“CNV”), pursuant to Resolution No. 10,706, authorized to public offering all the Company’s outstanding shares that at such date composed the capital stock. American Depositary Shares (“ADSs”) were issued in the United States and were registered with the Securities and Exchange Commission (“SEC”). The Shares of the Company are listed on Buenos Aires Stock Exchange (“BCBA”) and its ADSs on the New York Stock Exchange (“NYSE”), respectively. On June 17, 2010, the NYSE informed that MetroGAS ADSs had been suspended from trading as a result of the Company’s filing for reorganization proceeding. At the time of issuance of these financial statements the NYSE keeps the suspension of MetroGAS’ADSs trading.

MetroGAS’ controlling shareholder is Gas Argentino S.A. (“Gas Argentino”) whose principal business is the investment. As of June 30, 2014, the controlling shareholder of Gas Argentino S.A. is YPF S.A. (“YPF”) through its subsidiary YPF Inversora Energética S.A (“YIESA”).

MetroGAS controls MetroEnergía S.A. (“MetroEnergía”) a sociedad anónima formed under the laws of Argentina, whose principal business is the sale of natural gas and/or transport on its own behalf or on account of third parties in Argentina.

2.	ECONOMIC AND FINANCIAL POSITION AND REGULATORY FRAMEWORK

The changes in the economic conditions of the country and the amendments introduced by the Public Emergency Law towards the end of 2001, have impacted the economic and financial position of the Company affected by the suspension of the original regime of tariffs adjustment, added to the increase in the operating costs to maintain the quality of service.

The Company is under a renegotiation process of certain terms of the License with the Argentine Government in order to oppose the negative impact produced by the mentioned circumstances.

In this context, as of June 30, 2014, the Company registered cumulative losses amounting to Ps. 481,142 thousand and consolidated negative working capital to Ps. 239,201 thousand.

In Note 2 of the consolidated financial statements as of December 31, 2013 the aspects related to the economic and financial situation and regulatory framework are described.

There follow are described the significant developments occurred during the six months period ended June 30, 2014.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

2.1	Tariff Renegotiation

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting in readjust prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point.

The Provisional Agreement also contemplates the inclusion of pass through to tariffs resulting from changes in tax rules, except for the income tax, in accordance with a currently pending resolution. It also includes clauses related to costs oversight tariff revision based on operation and investment cost structure, and price indexes representative of such costs, which under certain premises triggers a revision procedure through which ENARGAS would assess the actual scale of variations in the licensee’s operating and investment costs, and thereby determine whether a distribution tariff adjustment is applicable.

The Provisional Agreement also provides that, from the execution date to December 21, 2015 (the date on which Law No. 25561 expires), UNIREN on behalf of the Grantor and the licensee shall reach a consensus with respect to the methodology, terms and timeline for the signing of the “Acta Acuerdo de Renegociación Contractual Integral” (the Comprehensive Contract Renegotiation Memorandum of Understanding).

On March 27, 2014, the National Government announced the reallocation of subsidies and on March 31, 2014 the Energy Secretariat (“ES”) issued ES Resolution No. 226/14 pursuant to which new natural gas prices and a plan to encourage responsible use of the natural gas were established.

Within this framework, new natural gas prices are established for Residential customers and for small general service customers for each of the production basins and user categories. These new prices will be applied by a mechanism of comparing consumption of same two-month/month period of current and previous year. Furthermore, a three-stage price revision is established to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. For those customers that reduce their consumption over 20%, basin prices as of March 31, 2014 as per ES Resolution No. 1417/2008 will remain the same. Customers whose reduction in consumption is between 5% and 20% will have a special and lower basin natural gas price compared to the price applied to those customers not able to reduce consumption or whose reduction is below 5%.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Through Note ENRG/SD No. 03097 dated April 7, 2014, ENARGAS notified Resolution No. I/2851, from the same date, wherein new tariff charts are approved and are stated to take effect on April 1, 2014, June 1, 2014 and August 1, 2014. Such charts display changes in the final tariff of residential and full general service customers. These include changes in the gas price at the transmission system entry point, as a result of the application of the new prices per basin established by the aforementioned ES Resolution No. 226/14, the transportation tariff as a consequence of the new tariff chart effective for gas transportation companies that reflect the terms of their 2008 signed provisional agreements establish, and MetroGAS’ distribution margin after the signing of the Provisional Agreement.

In accordance with the price scheme established by the Energy Secretariat through ES Resolution No. 226/14, three tariff levels are established for each period, which are to be applied to customers according to their consumption in a month/two-month period in relation to the same period of the previous year.

Customers that register a decrease in consumption of over 20% will continue with the same tariff level as that in effect until March 31, 2014. Customers that achieve a reduction between 5% and 20% will be charged a tariff approximately 50% lower in relation with the actual price variation, which will be applied to customers unable to reduce their consumption or whose reduction is below 5%.

Furthermore, ENARGAS establishes that tariff charts applicable until March 31, 2014 shall still be applied to essential users (health care, public education religious institutions, etc.); and consumers eligible pursuant to Notes MPFIPyS N° 10/2009 from the Ministry of Federal Planning, Public Investment and Services dated August 13, 2009. Under that mechanism, the Licensee will also have different prices for the gas distribution service according to the customers’ consumption.

Through Note ENRG/SD No. 05747 dated May 13, 2014, ENARGAS notified on Resolution No. I/2904 from same date, whereby the methodology for the determination of user’s category based gas supply as from of April 1st, 2014 is approved.

Considering the aforementioned, the real impact will depend on a variable beyond the Company’s control, which is the reduction in consumption customers may have, which also will not only depend on their individual actions aimed at reducing the use of gas, but also on the effects of weather factors among others on the compared periods.

However, based on the Company´s estimates, the effect of the tariff increases would enable MetroGAS to continue operating as a going concern.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

3.	BASIS FOR PRESENTATION OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been issued in accordance with the Technical Resolution (“TR”) No. 26 and 29 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE “) which adopt the IFRS issued by the International Accounting Standards Board (“IASB”) for entities included in the public offer regime of Law No. 17,811 due to their capital stock or to their notes, or those that have applied to be included in said regime.

In accordance with Title IV of the Informative Periodic Regime, Chapter I, Informative Regime, Section I, General Dispositions, Article 1, point b.1) of CNV rules, the Company has opted for presenting its condensed interim separated financial statements in condensed foreseen in the International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”.

These condensed interim consolidated financial statements are presented in thousands of pesos, except where expressly stated otherwise.

These condensed interim consolidated financial statements should be read together with the Company’s annual financial statements as of December 31, 2013 and comparatives.

The consolidated statement of profit and loss and other comprehensive income and the consolidated statement of cashflow for the six-month period finished on June 30, 2013, submitted for comparison purposes, include certain reclassifications in order to state them on a uniform basis with the statements as at December 31, 2013 and the current period.

These condensed interim consolidated financial statements have been approved by the Board of Directors for issuance on August 6, 2014.

The condensed interim consolidated financial statements for the six months periods ended June 30, 2014 and 2013 have not been audited. In the Company’s opinion these financial statements reflect all the adjustments necessary to be presented on a basis consistent with the annual consolidated financial statements.

4.	ACCOUNTING POLICIES

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with the ones applied in the financial statements for the fiscal year ended on December 31, 2013 which are detailed in Note 4 to those financial statements.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of consolidated financial statements as of a specified date requires that the Company makes estimates and judgments that affect the amount of recorded assets and liabilities and of contingent assets and liabilities disclosed at such date, as well as expenses and revenues for the period. The Direction of the Company makes estimates in order to be able to calculate at a specified time, for instance, the allowance for doubtful accounts, depreciation, recoverable value of assets, income tax charges and provision for contingencies. Actual future results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

For the preparation of these condensed interim consolidated financial statements, the key judgments made by the Company when applying its accounting policies and the sources of information used for the respective estimates are consistent with those that were applied in the consolidated financial statements for the fiscal year ended on December 31, 2013, which are detailed in Note 5 to those financial statements.

6.	FINANCIAL RISK MANAGEMENT

The business of the Company exposes the Company to various financial risks: market risk, credit risk and liquidity risk. No significant changes have occurred during the six-month period ended on June 30, 2014 in relation to financial risk factors and management policies with respect thereto, which are detailed in Note 6 to the consolidated financial statements as of December 31, 2013.

7.	FINANCIAL INSTRUMENTS

The tables below show the amounts carried for financial assets and financial liabilities by category of financial instrument, and a reconciliation with the line shown in the statement of financial position, as it may correspond.

	06.30.14
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	738,729	—	738,729
Other receivables	62,374	—	62,374
Cash and cash equivalents	98,811	49,738	148,549

Total	899,914	49,738	949,652

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,214	—	17,214
Trade payable	823,141	—	823,141
Other accounts payable	29,595	—	29,595
Financial debt	1,341,470	—	1,341,470

Total	2,211,420	—	2,211,420

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	12.31.13
	Financial assets carried at amortised cost	Financial assets at fair value through profit or loss	Total financial assets
Trade receivables	339,257	—	339,257
Other receivables	32,191	—	32,191
Cash and cash equivalents	62,976	53,616	116,592

Total	434,424	53,616	488,040

	Financial liabilities carried at amortised cost	Financial liabilities at fair value	Total financial liabilities
Reorganization liabilities	17,040	—	17,040
Trade payable	461,589	—	461,589
Other accounts payable	10,751	—	10,751
Financial debt	953,124	—	953,124

Total	1,442,504	—	1,442,504

8.	INTERESTS IN SUBSIDIARIES

The table below shows the Company’s consolidated controlling interest:

Directly controlled company	Percentage of capital stock and voting rights held
	06.30.14	12.31.13
MetroENERGÍA	95%	95%

Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

MetroENERGÍA’s corporate purpose is to carry out purchase and sales transactions and/or transportation services of natural gas for its own account, on behalf of or in association with third parties.

We have used the latest financial statements available at the end of every period or fiscal year of the Company.

The shareholders representing the Non-controlling interest decided at the General Ordinary Shareholders’ Meeting, dated March 26, 2014, to maintain their commitment by means of which they have renounced for the collection of dividends for as long as the financial debt of MetroGAS S.A. arising as a result of the restructuring and/or refinancing of the outstanding debt is cancelled, pursuant to which the dividends approved to Ps. 57,341 thousand shall be paid in full to the major shareholder, MetroGAS.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

9.	SEGMENT REPORTING

Operating segments are reported in a manner consistent with the internal reporting prepared by the Chief Operating Decision Maker, for the purpose of resource allocation and performance assessment of the segment.

The primarily segments operated by the Company relate to the provision of the service of distribution of gas and, through MetroENERGÍA, of commercialization and/or transportation of natural gas for its own account, on behalf of or, in association with third parties.

	06.30.14
	MetroGAS Distribution	MetroENERGIA Trading	Eliminations	Total
Revenues	766,486	612,605	(7,925)	1,371,166
Operating income (loss)	665	65,193	(41,589)	24,269
Income on investments in companies	41,589	—	(41,589)	—
Finance income	4,252	4,662	—	8,914
Finance cost	(337,213)	(7,129)	—	(344,342)
Result before income tax	(332,296)	62,726	(41,589)	(311,159)
Income tax and minimum presumed income tax	(909)	(21,966)	—	(22,875)
Total net and comprehensive result for the period	(333,205)	40,760	(41,589)	(334,034)
Total assets	2,610,130	324,026	(104,617)	2,829,539
Total liabilities	2,522,101	282,955	(65,600)	2,739,456
Depreciation of PP&E and investment properties	(42,671)	—	—	(42,671)
Increase in PP&E	72,372	—	—	72,372
Investments in subsidiaries	39,017	—	(39,017)	—

	06.30.13
	MetroGAS Distribution	MetroENERGIA Trading	Eliminations	Total
Revenues	562,710	294,423	(7,558)	849,575
Operating income (loss)	(24,844)	29,011	(17,973)	(13,806)
Income on investments in companies	17,973	—	(17,973)	—
Finance income	3,934	2,266	—	6,200
Finance cost	(121,364)	(3,748)	—	(125,112)
Result before income tax	615,196	27,529	(17,973)	624,752
Income tax and minimum presumed income tax	(217,470)	(9,635)	—	(227,105)
Total net and comprehensive result for the period	397,726	17,894	(17,973)	397,647
Total assets	2,370,299	144,540	(66,999)	2,447,840
Total liabilities	1,806,275	126,335	(49,704)	1,882,906
Depreciation of PP&E and investment properties	(39,692)	—	—	(39,692)
Increase in PP&E	70,579	—	—	70,579
Investments in subsidiaries	17,295	—	(17,295)	—

The accounting policies for these reporting segments are the same ones followed by the Company and detailed in Note 4 to the consolidated financial statements as of December 31, 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

10.	PROPERTIES, PLANT AND EQUIPMENT

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION				NET BOOK VALUE 06-30-14	NET BOOK VALUE 12-31-13
	AT BEGINNING OF YEAR	INCREASES	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENTS	INCREASES	ACCUMULATED AT END OF PERIOD
Land	15,654	—	—	—	15,654	—	—	—	—	15,654	15,654
Building and civil constructions	71,833	—	1,332	(1,165)	72,000	27,559	(1,165)	707	27,101	44,899	44,274
High pressure mains	296,067	—	24,549	—	320,616	199,800	—	2,379	202,179	118,437	96,267
Medium and low pressure mains	1,910,404	—	35,133	—	1,945,537	645,791	—	21,892	667,683	1,277,854	1,264,613
Pressure regulating stations	82,456	—	171	—	82,627	44,216	—	1,380	45,596	37,031	38,240
Consumption measurement installations	360,055	—	7,650	(1,606)	366,099	188,599	(952)	6,935	194,582	171,517	171,456
Other technical installations	55,189	—	2,290	—	57,479	48,231	—	400	48,631	8,848	6,958
Machinery, equipment and tools	30,797	—	1,603	—	32,400	27,374	—	346	27,720	4,680	3,423
Computer and telecommunications equipment	226,673	—	9,639	(7)	236,305	180,926	(2)	7,433	188,357	47,948	45,747
Vehicles	13,215	—	—	—	13,215	10,309	—	465	10,774	2,441	2,906
Furniture and fixtures	5,476	—	—	—	5,476	5,464	—	1	5,465	11	12
Materials	41,582	14,441	(10,086)	(3,580)	42,357	—	—	—	—	42,357	41,582
Gas in pipelines	214	—	—	—	214	—	—	—	—	214	214
Work in progress	77,276	57,931	(73,596)	—	61,611	—	—	—	—	61,611	77,276
Distribution network extensions constructed by third parties	67,454	—	1,315	—	68,769	17,575	—	683	18,258	50,511	49,879

Subtotal	3,254,345	72,372	—	(6,358)	3,320,359	1,395,844	(2,119)	42,621	1,436,346	1,884,013	1,858,501

Allowance for obsolescence of materials	(3,183)	(1,793)	—	3,589	(1,387)	—	—	—	—	(1,387)	(3,183)
Allowance for disposal of properties, plant and equipment	(5,715)	(1,680)	—	18	(7,377)	—	—	—	—	(7,377)	(5,715)

Total as of June 30, 2014	3,245,447	68,899	—	(2,751)	3,311,595	1,395,844	(2,119)	42,621	1,436,346	1,875,249

Total as of December 31, 2013	3,103,668	159,227	—	(17,448)	3,245,447	1,322,738	(7,862)	80,968	1,395,844		1,849,603

As mentioned in Note 2.8.1 to the consolidated financial statements as of December 31, 2013, according to the license, a substantial portion of the Properties, plant and equipment are defined as “Essential Assets” and there are certain restrictions over them described in the mentioned note.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

11.	INVESTMENT PROPERTIES

	ORIGINAL VALUE			DEPRECIATION					NET BOOK VALUE 06-30-14	NET BOOK VALUE 12-31-13
MAIN ACCOUNT	AT BEGINNING OF YEAR	DECREASE OF PERIOD	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	DECREASE OF PERIOD	ANNUAL RATE	INCREASES	ACCUMULATED AT END OF PERIOD
Land	1,847	(1,118)	729	—	—	—	—	—	729	1,847
Building	5,971	(2,922)	3,049	2,479	(1,237)	2.00%	50	1,292	1,757	3,492

Total as of June 30, 2014	7,818	(4,040)	3,778	2,479	(1,237)		50	1,292	2,486

Total as of December 31, 2013	7,818		7,818	2,359	—		120	2,479		5,339

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

12.	TRADE RECEIVABLES

	06.30.14	12.31.13
Current
Trade receivables	325,505	231,514
Unbilled revenues	400,365	110,877
Related parties	23,185	1,366
Tax on banking transactions to be recovered	8,177	9,875
Allowance for doubtful accounts	(18,503)	(14,375)

Total Current	738,729	339,257

The aging analysis of the trade receivables is as follows:

	06.30.14	12.31.13
-Past due
under 3 months	65,178	37,476
from 3 to 6 months	17,457	5,620
from 6 to 9 months	10,883	6,107
from 9 to 12 months	4,446	2,051
from 1 to 2 years	4,108	5,056
more than 2 years	12,588	8,935

Subtotal	114,660	65,245

-Becoming due
under 3 months	636,351	280,980
from 3 to 6 months	2,167	2,469
from 6 to 9 months	2,150	2,469
from 9 to 12 months	1,904	2,469

Subtotal	642,572	288,387

Allowance for doubtful accounts	(18,503)	(14,375)

Total	738,729	339,257

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The carrying amount of the Company’s trade receivables is denominated in the following currencies:

	06.30.14	12.31.13
Pesos	539,213	225,010
US Dollars (US$)	199,516	114,247

Total	738,729	339,257

The roll forward of the allowance for doubtful accounts is as follow:

	06.30.14	12.31.13
Balance at beginning of year	14,375	15,447
Revaluation of foreign currency	4,156	—
Increases / recoveries (*)	(48)	6,148
Decreases	20	(7,220)

Balance at end of period / year	18,503	14,375

(*)	Charged to Doubtfull account expenses (see Note 24. Expenses by nature)

13.	OTHER RECEIVABLES

	06.30.14	12.31.13
Non current:
Related parties	4,943	3,631
Social security and tax credits	2,742	—
Advances and anticipated purchases of gas	4,202	—
Expenses paid in advance	73	2

Subtotal non current	11,960	3,633

Current:
Advances to employees	139	233
Insurance paid in advance	431	196
Expenses paid in advance	4,613	1,035
Trust Fund Decree No. 2407	2,601	17,098
Social security and tax credits	255	200
Expenses recoverable	3,123	793
Related parties	672	615
Advances to suppliers	2,563	2,911
Advances and anticipated purchases of gas	27,076	—
Miscellaneous	8,941	5,477

Subtotal current	50,414	28,558

Total	62,374	32,191

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The aging analysis of the other receivables is as follows:

	06.30.14	12.31.13
-Past due
under 3 months	2,967	4,661
from 3 to 6 months	330	134
from 6 to 9 months	125	156
from 9 to 12 months	101	171
from 1 to 2 years	445	415
more than 2 years	683	479

Subtotal	4,651	6,016

-Without due	22	22

-Becoming due
under 3 months	38,087	21,690
from 3 to 6 months	4,668	478
from 6 to 9 months	2,914	266
from 9 to 12 months	72	86
from 1 to 2 years	4,275	2
more than 2 years	7,685	3,631

Subtotal	57,701	26,153

Total	62,374	32,191

The carrying amount of the Company’s other receivables is denominated in the following currencies:

	06.30.14	12.31.13
Pesos	16,891	28,035
US$	45,456	4,156
Pound sterling	27	—

Total	62,374	32,191

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

14.	CASH AND CASH EQUIVALENTS

In order to be considered for the consolidated statements of cash flows, cash and cash equivalents is as follows:

	06.30.14	12.31.13
Cash and banks	98,811	62,976
Mutual funds	49,738	53,616

Total	148,549	116,592

The carrying amount of the Company’s cash and cash equivalents is denominated in the following currencies:

	06.30.14	12.31.13
Pesos	146,693	115,078
US$	1,751	1,431
Pound sterling	55	43
Euros	33	27
Reales	17	13

Total	148,549	116,592

As of June 30, 2014 and December 31, 2013, fund collected and pending to be deposit for Trust Funds, Resolution I-2621/2013 and Trust Fund Decree No. 2407amount to Ps. 126,403 thousand and Ps. 77,273 thousand, respectively.

15.	SHAREHOLDERS’ EQUITY AND ISSUED CAPITAL

As of June 30, 2014, the capital stock of MetroGas amounts to Ps. 569,171 thousand, which is fully subscribed, registered and paid-in and it is composed of the following classes of shares:

Classes of shares	Subscribed, registered and paid in (thousands of Ps.)
Outstanding:
Common certified shares, of Ps. 1 par value and 1 vote each:
Class “A”	290,277
Class “B”	221,977
Class “C”	56,917

Capital Stock at 06.30.14	569,171

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

MetroGAS’ shareholders decided at the Shareholders meeting held on the 28th of April of 2014 to proceed to a mandatory reduction of the company’s issued capital. Therefore, negative retained earnings corresponding to the business year ended on December 31, 2013 were partially affected against the Legal reserve for Ps.45,376 thousand and against Adjustments to issued capital for the sum of Ps. 684,769 thousand, keeping a negative balance of Ps.147,937 thousand in Unappropriated retained earnings as of such date, which added to the negative result for the six months period ended on June 30, 2014 amounting to Ps. 333,205 thousand, yielded a total amount of Ps.481,142 thousand as of June 30, 2014 for Unappropriated retained earnings.

Notwithstanding the actions taken to revert the situation as of December 31, 2013 where the company is affected by the provisions of Clause 206 of the Law 19.550 (Corporations Law), should the negative results persist during 2014 the company will need to take additional measures to reestablish equity balance.

16.	OTHER TAXES PAYABLES

	06.30.14	12.31.13
Non current:
Others taxes	7,324	7,898

Total non current	7,324	7,898

Current:
Value added tax	43,384	21,569
GCABA study, revision and inspection of works in public space levy	34,663	28,973
GNC Tax	4,631	4,954
Turnover tax	16,465	6,365
Provincial and municipal taxes	31,822	29,140
Hydric infraestructure rate	2,841	1,515
Others taxes	1,176	1,641

Total current	134,982	94,157

Total	142,306	102,055

The carrying amount of the Company’s other taxes payables are denominated in pesos.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

17.	FINANCIAL DEBT

	06.30.14	12.31.13
Non current:
Negotiable Obligations	1,216,151	931,351
Negotiable Obligations related parties	27,911	21,375

Total Non current	1,244,062	952,726

Current:
Negotiable Obligations Interest to be paid	552	398
Related parties	96,856	—

Total Current	97,408	398

Total	1,341,470	953,124

The table below shows the changes occurred in the balance of financial debt as of June 30, 2014:

06.30.14
Balance at beginning of year	953,124
Proceeds from YPF loan	90,000
Notes of Late Verification	25
Accrued interest at effective interest rate - Notes (1)	92,375
Accrued interest on YPF loan	6,856
Exchange loss	236,977
Interest payment	(37,887)

Balance at end of period	1,341,470

(1)	Includes accrued interest on notes issued to YPF.

Negotiable Obligations

Information related with negotiable obligations (“Notes”) is detailed in Note 17 to the consolidated financial statements as of December 31, 2013.

No event of default has occurred as of June 30, 2014. During the present period the Company has complied with the terms and covenants established under the Offering Circular.

On January 29, 2014, MetroGAS issued:

•	Notes of Capitalization

•	Additional Series A-L December 2013: U$S 3,516,500

•	Additional Series A-U December 2013: U$S 371,456

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

On April 28, 2014, the Board of Directors of MetroGAS decided by a majority of votes to pay in cash interest for up to U$S 4,750,000, capitalize the remaining amount of the portion subject to capitalization of interest due and payable on June 30, 2014 and issue Additional Negotiable Obligations for said capitalization.

On July 17, 2014, MetroGAS issued:

•	Notes of Capitalization

•	Additional Series A-L June 2014: U$S 3,516,500

•	Additional Series A-U June 2014: U$S 371,044

Having the limit date (June 30th, 2014) been reached, and given the fact that no triggering events occurred, Class B Notes were cancelled and the company does not owe anything in relation to them.

Related parties

On December 12, 2013, the Board of Directors of MetroGAS unanimously approved an agreement that contemplated the opening of a credit facility with YPF. YPF’s credit facility proposal has a BADLAR cost plus an annual 6% spread. YPF makes available to MetroGAS a “Non-Committed” credit facility for up to Ps. 180,000,000 for a period of 180 days as from the date of the proposal. MetroGAS may require such drawdowns as it may deem advisable according to its needs up to the maximum amount of the credit facility and for the above mentioned period, and may make partial or total advance payments without penalty. Finally, an annual 10% default interest will be applied in the event of default. As of June 30, 2014 the Company has made use Ps. 90,000 thousand of this facility.

18.	REORGANIZATION LIABILITIES

	06.30.14	12.31.13
Taxes payable	16,222	16,262
Trade payables	655	181
Salaries and social security	337	597

Total	17,214	17,040

The carrying amount of the Company’s reorganization liabilities are denominated in pesos.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

19.	PROVISIONS

Provisions	Civil, labor and other claims	Tax claims and other fines	Regulatory claims and interpretation disagreements	Total
Balance at 12.31.13	37,877	9,027	11,400	58,304
Increases (recoveries) of the period (*)	10,224	5,016	—	15,240
Decreases of the period	(492)	—	—	(492)

Balance at 06.30.14	47,609	14,043	11,400	73,052

(*)	Charge to other income and expenses (see Note 25).

20.	TRADE PAYABLES

	06.30.14	12.31.13
Gas and transportation creditors	379,751	187,097
Other purchases and services creditors	71,718	77,117
Trust Fund Decree No. 2407	2,200	—
Trust Funds	124,203	77,147
Related parties	245,269	120,102
Resolution I-2621/2013	—	126

Total	823,141	461,589

The carrying amount of the Company’s trade payables are denominated in the following currencies:

	06.30.14	12.31.13
Pesos	669,713	388,536
U$S	153,314	72,963
Euros	100	90
Pound sterling	14	—

Total	823,141	461,589

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

21.	SALARIES AND SOCIAL SECURITY

	06.30.14	12.31.13
Salaries	4,838	6,429
Social security	15,480	13,514
Related parties	3,965	5,249
Vacation provision	35,991	22,855
Bonus provision	9,064	12,819
Others	407	144

Total	69,745	61,010

The carrying amount of the Company’s salaries and social security are denominated in pesos.

22.	OTHER ACCOUNTS PAYABLE

	06.30.14	12.31.13
Payables for works on behalf of third parties	27,319	8,475
ENARGAS’ Fines	2,276	2,276

Total	29,595	10,751

The carrying amount of the Company’s other accounts payable is denominated in pesos.

23.	REVENUES

	For the six months period ended		For the three months period ended
	06.30.14	06.30.13	06.30.14	06.30.13
Gas sales	659,529	388,780	511,550	238,635
MetroENERGÍA’s gas sales and transportation	600,486	287,775	353,355	155,806
Transportation and distribution services	91,608	87,908	47,454	37,716
Other sales	7,424	10,782	1,844	6,120
Natural gas liquids processing	—	67,682	—	36,322
MetroENERGÍA’s other revenues	12,119	6,648	2,626	3,517

Total	1,371,166	849,575	916,829	478,116

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

24.	EXPENSES BY NATURE

	For the six months period ended
	06.30.14				06.30.13
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	66,499	60,039	44,839	171,377	129,283
Social security contributions	14,421	9,923	9,892	34,236	25,694
Cost of natural gas	765,098	—	—	765,098	359,179
Transportation of natural gas and processed natural gas	112,437	—	—	112,437	104,071
Directors’ and members of Supervisory committee fees	—	876	—	876	702
Fees for professional services	102	4,303	157	4,562	3,488
Sundry materials	2,824	—	—	2,824	4,350
Fees for sundry services	11,899	8,320	22,262	42,481	32,128
Post and telephone	217	1,592	15,432	17,241	13,497
Leases	47	959	1,234	2,240	1,729
Transportation and freight charges	—	1,901	—	1,901	1,261
Office materials	582	658	99	1,339	1,238
Travelling expenses	231	202	112	545	537
Insurance premium	—	4,215	1	4,216	3,636
Fixed assets maintenance	25,700	22,502	234	48,436	36,559
PP&E and Investment properties depreciation	34,533	8,138	—	42,671	39,692
Taxes, rates and contributions	17,266	24,482	42,164	83,912	90,712
Publicity	—	—	1,729	1,729	822
Doubtful accounts	—	—	(48)	(48)	2,932
Bank expenses and commissions	—	214	6,152	6,366	5,807
Others expenses	1,659	132	661	2,452	5,061
Total as of June 30, 2014	1,053,515	148,456	144,920	1,346,891
Total as of June 30, 2013	643,058	98,821	120,499		862,378

	For the three months period ended
	06.30.14				06.30.13
	OPERATING COSTS	ADMINISTRATION EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
Payroll and other employees benefits	35,505	33,716	24,501	93,722	73,491
Social security contributions	7,948	5,770	5,533	19,251	14,306
Cost of natural gas	511,937	—	—	511,937	213,918
Transportation of natural gas and processed natural gas	61,403	—	—	61,403	52,361
Directors’ and members of Supervisory committee fees	—	426	—	426	367
Fees for professional services	21	2,390	77	2,488	2,053
Sundry materials	(3,082)	—	—	(3,082)	2,112
Fees for sundry services	6,654	4,361	12,116	23,131	17,979
Post and telephone	129	886	8,303	9,318	7,504
Leases	19	484	639	1,142	950
Transportation and freight charges	—	1,043	—	1,043	688
Office materials	417	339	45	801	864
Travelling expenses	125	116	59	300	304
Insurance premium	—	2,149	1	2,150	1,768
Fixed assets maintenance	13,531	13,500	117	27,148	20,439
PP&E and Investment properties depreciation	17,349	4,284	—	21,633	19,952
Taxes, rates and contributions	9,118	13,341	29,862	52,321	47,550
Publicity	—	—	1,483	1,483	647
Doubtful accounts	—	—	329	329	2
Bank expenses and commissions	—	82	3,312	3,394	3,109
Others expenses	1,077	84	157	1,318	2,680
Total as of June 30, 2014	662,151	82,971	86,534	831,656
Total as of June 30, 2013	362,801	55,455	64,788		483,044

The expenses included in the above table are net of the Company’s own expenses capitalized in properties, plant and equipment for Ps. 6,482 thousand at June 30, 2014 and for Ps. 6,306 thousand at June 30, 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

25.	OTHER INCOME AND EXPENSES

	For the six months period ended		For the three months period ended
	06.30.14	06.30.13	06.30.14	06.30.13
Leases	810	—	405	—
Result from sales of Investment Properties	8,067	—	8,067	—
Publicity	507	562	207	62
Other income	4,520	1,169	2,616	917
Revenues from rendering services to Controlling Company	1,330	—	715	—
Increases in provisions for contingencies	(15,240)	(2,734)	(4,146)	(1,210)
	(6)	(1,003)	7,864	(231)

26.	NET FINANCE RESULTS

Finance income
	For the six months period ended		For the three months period ended
	06.30.14	06.30.13	06.30.14	06.30.13
Financial assets at fair value	7,676	6,200	3,566	3,385
Other holding results	—	—	(83)	—
Exchange difference on cash and cash equivalents	1,238	—	109	—

	8,914	6,200	3,592	3,385

Finance costs

	For the six months period ended		For the three months period ended
	06.30.14	06.30.13	06.30.14	06.30.13
Exchange difference on financial debt	236,977	66,487	20,380	36,333
Exchange difference on cash and cash equivalents	—	1,604	—	(84)
Accrued interest on notes	92,375	49,997	52,041	27,561
Accrued interest on YPF loan	6,856	—	1,277	—
Others	8,134	7,024	4,092	4,337
	344,342	125,112	77,790	68,147

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

27.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The following table shows the changes and breakdown of deferred income tax assets and liabilities:

MetroGAS

Deferred income tax assets

				Total deferred tax
	Trade receivables	Provisions	Others	assets
Balances at 12.31.13	81,298	21,235	(59)	102,474
Movements of the period	9,041	5,162	97	14,300

Balances at 06.30.14	90,339	26,397	38	116,774

Deferred income tax liabilities

	Properties, plant and equipment	Financial debt	Others	Total deferred tax liabilities	Total net deferred tax liabilities
Balances at 12.31.13	(225,430)	(101,389)	(394)	(327,213)	(224,739)
Movements of the period	5,520	(16,354)	362	(10,472)	3,828

Balances at 06.30.14	(219,910)	(117,743)	(32)	(337,685)	(220,911)

MetroENERGÍA

Deferred income tax assets

Deferred tax assets

	Trade receivables	Others	Total
Balances at 12.31.13	1,645	(538)	1,107
Movements of the period	(60)	65	5

Balances at 06.30.14	1,585	(473)	1,112

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Below is the reconciliation between the income tax charged to results and the amount resulting from the application of the corresponding tax rate to the accounting result before income tax:

	For the six months period ended		For the three months period ended
	06.30.14	06.30.13	06.30.14	06.30.13
Income tax expense on pre tax income	108,906	(218,663)	(6,593)	24,473
Tax effect due to:
Non deductible expenses and non taxable income	4,127	(1,188)	4,231	(3)
Tax loss carry forwards not recognized	(131,171)	—	(3,731)	—
Minimum presumed income tax not recognized	(4,737)	(7,254)	(3,756)	(3,502)

Total income tax charged to results	(22,875)	(227,105)	(9,849)	20,968

Below is the reconciliation between the tax charged to results and the income tax determined for fiscal purposes:

	For the six months period ended		For the three months period ended
	06.30.14	06.30.13	06.30.14	06.30.13
Income tax determined for fiscal purposes MetroGAS	131,171	(129,186)	3,731	28,975
Income tax determined for fiscal purposes MetroENERGÍA	(21,971)	(9,787)	(13,762)	(5,780)
Temporary differences	3,833	(80,878)	7,669	1,275
Minimum presumed income tax not recognized	(4,737)	(7,254)	(3,756)	(3,502)
Tax loss carry forwards not recognized	(131,171)	—	(3,731)	—

Total income tax charged to results	(22,875)	(227,105)	(9,849)	20,968

The remaining tax losses carry-forward as of June 30, 2014 amounted to Ps. 198,461 thousand and were not recognized in the financial statements at the end of the period. That tax loss carry-forward could be offset against future results expiring Ps. 67,290 thousand in 2017 and Ps. 131,171 thousand in 2019.

In addition, the tax credit on minimum presumed income tax not recognized in the financial statements as of June 30, 2014 amounted to Ps. 133,981 thousand, expiring between the years 2014 and 2024.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

28.	NET RESULT PER SHARE

The following table shows the net results and the number of shares that have been used to calculate the net basic result per share:

	For the six months period ended
	06.30.14	06.30.13
Net and comprehensive result for the period	(333,205)	397,726
attributable to controlling interest
Average of common shares outstanding	569,171	569,171

Net basic and diluted result per share	(0.59)	0.70

	For the three months period ended
	06.30.14	06.30.13
Net and comprehensive result for the period	7,578	(48,525)
attributable to controlling interest
Average of common shares outstanding	569,171	569,171

Net basic and diluted result per share	0.01	(0.09)

29.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

MetroGAS carries out operations and transactions with related parties according to general market conditions, wich are part of the normal operation of the company, with respect to their purposes and conditions.

In turn, there are agreements for the rendering of Professional Services from MetroGAS to Gas Argentino in relation to administrative, accounting, tax, finance and legal issues as well as any other issue related to the ordinary operation of Gas Argentino, the value of which has been set pursuant to reasonable market standards for services of this nature.

The information related to changes in the Company’s control is detailed in Note 2.1 to the consolidated financial statements as at December 31, 2013.

The information described in the following charts shows the balances with related companies as of June 30, 2014 and December 31, 2013, as well as operations with these companies for the six and three months periods ended on June 30, 2014 and 2013.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The transactions shown below have been made with related parties:

	For the six months period ended
	06.30.14					06.30.13
	Gas & transportation sales	Gas purchases	Finance costs	Other net income	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	—	—	—	1,330	—	—	—	—	—
Related parties:
Apache Energía Argentina S.R.L.	—	4,199	—	—	—	—	—	—	—
Central Dock Sud S.A.	8,240	—	—	—	—	4,354	—	—	—
YPF S.A.	8	128,039	6,856	—	—	11	57,583	663	—
Operadora de Estaciones de Servicios S.A.	425	—	—	—	—	645	—	—	—
Astra Evangelista S.A.	24	—	—	—	—	17	—	—	—
ENARSA	—	23,172	—	—	—	—	—	—	—
Profertil S.A.	41,648	—	—	—	—
Key directors and management:	—	—	—	—	10,162	—	—	—	11,156

	50,345	155,410	6,856	1,330	10,162	5,027	57,583	663	11,156

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

	For the three months period ended
	06.30.14					06.30.13
	Gas & transportation sales	Gas purchases	Finance costs	Other net income	Salaries and others employee benefits	Gas & transportation sales	Gas purchases	Fees for professional services	Salaries and others employee benefits
Controlling company
Gas Argentino	—	—	—	715	—	—	—	—	—
Related parties:
Apache Energía Argentina S.R.L.	—	3,737	—	—	—	—	—	—	—
Central Dock Sud S.A.	5,188	—	—	—	—	1,440	—	—	—
YPF S.A.	4	95,171	1,277	—	—	7	46,199	352	—
Operadora de Estaciones de Servicios S.A.	161	—	—	—	—	345	—	—	—
Astra Evangelista S.A.	13	—	—	—	—	11	—	—	—
ENARSA	—	22,404	—	—	—	—	—	—	—
Profertil S.A.	27,912	—	—	—	—
Key directors and management:	—	—	—	—	5,614	—	—	—	6,376

	33,278	121,312	1,277	715	5,614	1,803	46,199	352	6,376

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

The balances shown below are outstanding with related parties:

	06.30.14
	Trade receivables	Other receivables		Trade payable	Financial debt		Salaries and social security
	Current	Current	Non current	Current	Corrientes	Non current	Current
Controlling company
Gas Argentino	—	672	4,943	—	—	—	—
Related parties:
Apache Energía Argentina S.R.L.	—	—	—	6,551	—	—	—
Central Dock Sud S.A.	6,387	—	—	—	—	—	—
Operadora de Estaciones de Servicios S.A.	38	—	—	—	—	—	—
YPF S.A.	(4)	—	—	201,937	96,856	27,911	—
Astra Evangelista S.A.	—	—	—	36,781	—	—	—
ENARSA	—	—	—	—	—	—	—
Profertil S.A.	16,764	—	—	—	—	—	—
Key directors and management:	—	—	—	—	—	—	3,965

	23,185	672	4,943	245,269	96,856	27,911	3,965

	Trade receivables	Other receivables		Trade payable	Financial debt	Salaries and social security
	Current	Current	Non current	Current	Non current	Current
Controlling company
Gas Argentino	—	615	3,631	—	—	—
Related parties:
Apache Energía Argentina S.R.L.	—	—	—	—	—	—
Central Dock Sud S.A.	1,090	—	—	—	—	—
Operadora de Estaciones de Servicios S.A.	263	—	—	—	—	—
YPF S.A.	(2)	—	—	104,864	21,375	—
Astra Evangelista S.A.	15	—	—	—	—	—
ENARSA	—	—	—	15,238	—	—
Key directors and management:	—	—	—	—	—	5,249

	1,366	615	3,631	120,102	21,375	5,249

Outstanding amounts have not been guaranteed and will be paid in cash. No guarantees have been given or received. No expenses have been recognized in the current or former periods with respect to uncollectible or doubtful accounts in relation to amounts owed by related parties.

Additionally, in the ordinary course of business, and considering that the Licensee operates the gas distribution service within the south and east area of the Great Buenos Aires, including the City of Buenos Aires, the Company’s customer/supplier portfolio includes entities of the private as well as of the national, provincial and municipal sectors.

Also, as mentioned in Note 2.5.1 to the consolidated financial statements as of December 31, 2013 and pursuant to Resolution I-2621/2013 of ENARGAS, MetroGAS currently bills on behalf and for the account of ENARSA the injected volumes in relation to CNG as from June 2013. The net balance of this operation as of June 30, 2014 is shown in Note 20.

METROGAS S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED AS OF JUNE 30, 2014 AND COMPARATIVE INFORMATION

(amounts in thousands of pesos, except where expressly stated otherwise)

Furthermore, as explained in Note 2.6 to the consolidated financial statements as of December 31, 2013, MetroGAS must invoice, collect and settle three specific charges, with different appropriations, which is done for the order and account of Nación Fideicomisos S.A. Balances of this operation are stated in Note 20.

Finally, as described in Note 2.4.2 to the consolidated financial statements as of December 31, 2013, MetroGAS signed with ENARGAS on November 21, 2012 Minutes of Agreement that establish a fixed amount per bill, separated by customer category, which has to be considered as advanced payment for future tariff adjustments provided for in the Temporary Agreement approved by Decree No. 234/09. ENARGAS executed the agreement through Resolution No. 2,407/12 published on November 29, 2012. The Minutes state that amounts thus collected shall be deposited in a specifically dedicated trust fund used for the execution of infrastructure, connections, re-boosting, extensions and/or technological adjustment of gas distribution systems. Therefore, on December 12, 2012 a trust agreement was signed by MetroGAS and Nación Fideicomisos S.A. Balances for these operations are shown in Notes 13 and 20.

David Tezanos Gonzalez

Chairperson

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Argentine Economic Context and its impact on the Company

Note 2 to the consolidated financial statements as of December 31, 2013, include a detailed description of the economic and regulatory context and of the impact of Emergency Law and regulations thereunder on the Company.

These circumstances have been taken into account by the Management of the Company when making any significant accounting estimates included in these consolidated financial statements, which include estimates for the recoverable value of non-current assets. For this purpose, the Company prepares from time to time an economic and financial forecast on the basis of alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. See Note 5.

General

Company’s sales have been highly influenced by weather conditions prevailing in Argentina. Natural gas demand, and consequently sales, are considerably higher during winter months (from May to September) due to the gas volumes sold and the rates mix affecting sales revenues and gross margin.

On account of regulatory changes (see Note 2.4.3 to the consolidated financial statements as of December 31, 2013), on April 20, 2005 the Board of Directors of MetroGAS resolved to create MetroENERGÍA, a corporation whose equity is owned 95% by MetroGAS and whose corporate purpose is to engage, on its own account and on behalf of or in association with third parties, in the sale and purchase and/or transportation of natural gas.

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”) whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407 dated December 27, 2012, that established the collection of a fixed amount per invoice depending on the customers’ category, which should be transferred to a trust fund especially created for the execution of works. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Temporary Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting in readjust prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point (see Note 2.1).

Analysis of transactions for the six months period ended June 30, 2014 and 2013

The sales of the Company for the six months period ended June 30, 2014 increased by 61.4%, and operating costs rose by 63.8% as compared with the same period in previous fiscal year, as a result of which gross profit increased by Ps. 111,134 thousand, to Ps. 317,651 thousand during the period ended on June 30, 2014, as compared with Ps. 206,517 thousand shown for the same period in the preceding fiscal year.

Administrative expenses increased by 50.2%, from Ps. 98,821 thousand during the six months period ended on June 30, 2013, as compared with Ps. 148,456 thousand shown for the current period, and selling expenses increased by 20.3%, from Ps. 120,499 thousand, during for the six months period ended June 30, 2013, to Ps. 144,920 thousand shown for the same period of the present fiscal year.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Consequently, during the six months period ended June 30, 2014 an operating income of Ps. 24,269 thousand was recorded, as compared to an operating loss of Ps. 13,806 thousand for the same period in previous fiscal year.

During the six months period ended June 30, 2014 net financial results was a loss of Ps. 335,428 thousand, as compared with a loss of Ps. 118,912 thousand sustained in the same period in previous fiscal year.

Also, during the six months period ended on June 30, 2013 the Company registered a gain from reorganization debt amounting to Ps. 757,470 thousand (see Note 17 to the consolidated financial statements as at December 31, 2013).

Consequently, the Company’s net loss for the six months period ended June 30, 2014 amounted to Ps. 334,034 thousand, as compared to a net gain of Ps. 397,647 thousand for the same period in previous fiscal year.

Results of Operations and Financial Condition

Sales

Total consolidated sales increased by 61.4% during the six months period ended June 30, 2014, and amounted to Ps. 1,371,166 thousand, as compared with Ps. 849,575 thousand shown for the same period in previous fiscal year.

The increase in sales for the six months period ended on June 30, 2014, was mainly due to increase in MetroGAS sales to residential customers and increased in MetroENERGÍA sales, partially offset by lower processing natural gas sales.

MetroGAS gas sales to residential customers increased by 77.3%, from Ps. 339,845 thousand to Ps. 602,607 thousand for the six months period ended on June 30, 2013 and 2014, respectively, mainly due to an increase in tariffs for the six months period ended June 30, 2014, as compared to the same period in the previous fiscal year, according to The Provisional Agreement described in Note 2.1 of these condensed consolidated interim financial statements. The volumes delivered to this customer category in the six months period ended on June 30, 2014 continue with the same level as compared with the same period in previous fiscal year.

MetroGAS gas sales to industrial and commercial customers and governmental entities increased by 16.3%, to Ps. 56,922 thousand during the six months period ended on June 30, 2014 from Ps. 48,935 thousand during the same period in previous fiscal year, mainly on account of the tariff increases previously mentioned and at a lesser extent of an increase by 1,4% in volumes delivered.

Sales of transportation and distribution services to power stations increased by 19.6%, from Ps. 40,175 thousand during the six months period ended on June 30, 2013, to Ps. 48,032 thousand for the same period of the present fiscal year, mainly on account of an increase in average prices of sale, and partially offset by a decrease of a 17.9% in volumes delivered.

On the other hand, sales of transportation and distribution services to industrial and commercial customers and governmental entities decreased by 12.5%, from Ps. 30,252 thousand during the six months period ended on June 30, 2013 to Ps. 26,471 thousand for the same period in the present fiscal year, mainly due to the penalties included in the six months period ended on June 30, 2013 of Ps. 4,594 and, to a lesser extent on account of the 1.1%decrease in delivered volumes.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

As from July 2013, MetroGAS discontinued the processing of natural gas to obtain hydrocarbons at the General Cerri plant. Subsequently, for the period August-December 2013, an agreement was reached with Transportadora Gas del Sur (“TGS”) to assign those hydrocarbons at the head of the TGS gas pipeline in Exchange of a monthly rate.

MetroENERGÍA gas sales during the six months period ended on June 30, 2014 amounted to Ps. 612,605 thousand increasing by 108.1% as compared of the same period in previous fiscal year amounted to Ps. 294,423 thousand. This increase was mainly due to an increase in average prices.

The table below shows the consolidated sales of the Company by type of service and customer categories for the six months periods ended on June 30, 2014 and 2013, in thousands of pesos:

	For the six months period ended June 30, 2014	% of Sales	For the six months period ended June 30, 2013	% of Sales
MetroGAS
Gas sales:
Residential	602,607	44.0	339,845	40.0
Industrial, Commercial and Governmental	56,922	4.2	48,935	5.8

Subtotal	659,529	48.2	388,780	45.8
Transportation and Distribution Services
Power Plants	48,032	3.5	40,175	4.7
Industrial, Commercial and Governmental	26,471	1.9	30,252	3.5
Compressed Natural Gas	17,105	1.2	17,481	2.0

Subtotal	91,608	6.6	87,908	10.2
Processed Natural Gas	—	—	67,682	8.0
Other Gas Sales and Transportation and Distribution Services	7,424	0.5	10,782	1.3
MetroENERGÍA
Gas and transportation sales	600,486	43.8	287,775	33.9
Other income	12,119	0.9	6,648	0.8

Total of Sales	1,371,166	100.0	849,575	100.0

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below presents the volumes of sales of natural gas and transportation and distribution services by MetroGAS by customer category for the six months periods ended on June 30, 2014 and 2013, in millions of cubic meters:

	For the six months period ended June 30, 2014	% of Volumes of gas delivered	For the six months period ended June 30, 2013	% of Volumes of gas delivered
Gas sales:
Residential	880.6	25.7	880.9	23.4
Industrial, Commercial and Governmental	202.6	5.9	199.9	5.3

Subtotal	1,083.2	31.6	1,080.8	28.7
Transportation and Distribution Services
Power Plants	1,477.3	43.2	1,800.0	47.7
Industrial, Commercial and Governmental	387.4	11.3	391.8	10.4
Compressed Natural Gas	254.8	7.4	253.7	6.7

Subtotal	2,119.5	61.9	2,445.5	64.8
Processed Natural Gas	—	—	70.1	1.9
Other Gas Sales and Transportation and Distribution Services	223.7	6.5	174.3	4.6

Total delivered volume by MetroGAS	3,426.4	100.0	3,770.7	100.0

Total gas and transportation delivered volume by MetroENERGÍA	467.0	100.0	500.0	100.0

Operating Costs

Operating costs increased by 63.8% amounting to Ps. 1,053,515 thousand during the six months period ended on June 30, 2014, respect to Ps. 643,058 thousand registered during the same period in previous fiscal year. This variation was mainly due to increase in gas purchase costs and in payroll and social contributions, sundry materials and fixed assets maintenance and repair, and properties, plant and equipment depreciation.

The costs of natural gas purchases increased by 113.0%, from Ps. 359,179 thousand for the six months period ended on June 30, 2013 to Ps. 765,098 thousand during the same period in present fiscal year, mainly as a result of increased in average price gas purchased by MetroGAS and MetroENERGÍA. During the six months period ended on June 30, 2014 1,237 million cubic meters were purchased by MetroGAS, and 467 million cubic meters by MetroENERGÍA, which as a whole represent a 0.45% decrease with respect to gas volumes purchased in the same period in previous fiscal year.

Gas transportation costs increased by 8.0% during the six months period ended on June 30, 2014 as compared with the same period in previous fiscal year as a consequence of the tariff increases for gas transportation established by the ES Resolution No. 226/14.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

The table below shows the operating costs and expenses of the Company by type of expenses for the periods ended on June 30, 2014 and 2013, in thousands of pesos.

	For the six months period ended June 30, 2014	% of Total Operating Costs	For the six months period ended June 30, 2013	% of Total Operating Costs
Cost of natural gas	765,098	72.6	359,179	55.9
Transportation of natural gas	112,437	10.7	104,071	16.2
Depreciation of PP&E	34,533	3.3	33,118	5.2
Payroll and social contributions	80,920	7.7	55,390	8.6
Fixed assets maintenance	25,700	2.4	23,956	3.7
Fees for sundry services	11,899	1.1	15,020	2.3
Taxes, rates and contributions	17,266	1.6	42,137	6.6
Sundry materials	2,824	0.3	4,350	0.7
Other operating expenses	2,838	0.3	5,837	0.8

Total	1,053,515	100.0	643,058	100.0

Administrative Expenses

Administrative expenses increased by 50.2%, from Ps. 98,821 thousand for the six months period ended on June 30, 2013 to Ps. 148,456 thousand for the current period. This increase was mainly due to the increase in payroll and social contributions, in fixed assets maintenance, in taxes, rates and contributions and commissions, in fees for sundry services, and in depreciation of PP&E and investment properties.

Selling Expenses

Selling expenses increased by 20.3%, from Ps. 120,499 thousand for the six months period ended on June 30, 2013 to Ps. 144,920 thousand for the same period in present fiscal year. This increase was mainly due to the increase in taxes, rates and contributions, in fees for sundry services, in payroll and social contributions, and in post and telecommunication expenses, partially offset by the decrease in doubtful account charge.

Other income and expenses

Other income and expenses amounted to a loss of Ps. 1,003 thousand for the six months period ended June 30, 2013, and a loss of Ps.6 thousand in the same period in present fiscal year, mainly due to increase of provisions in the current period, partially offset by the result from sales of investment properties.

Net Financial Results

During the six months period ended on June 30, 2014 net financial results was a loss of Ps. 355,428 thousand, as compared to a Ps. 118,912 thousand loss for the same period in previous fiscal year. The variation in financial results was mainly due to the loss of the exchange difference on financial debt due to the increase in the variation of the exchange rate in the present period compared to the same period of the previous fiscal year and at a lesser extent, to an increase in accrued financial interest from the financial debt.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Income Tax

During the six months period ended on June 30, 2014 the Company accrued loss of Ps. 22,875 thousand, as compared to a loss of Ps. 227,105 thousand shown for the same period in previous fiscal year. This change is attributable mainly to the tax increase due to the gain from reorganization debt restructuring registered in the previous year.

Net Cash Flows from Operating Activities

Net cash flows from operating activities for the six months period ended on June 30, 2014 amounted to Ps. 45,430 thousand, as compared with Ps. 103,290 thousand for the same period in previous fiscal year. This change was mainly due to increase in funds used by working capital during the current period with respect to the same period in previous fiscal year, partially offset by an increase in cash flows from operating results.

Net Cash Flows from Investing Activities

Net cash flows from investment activities for the six months period ended on June 30, 2014 amounted to Ps. 66,824 thousand, as compared with Ps. 70,579 thousand for the same period in previous fiscal year. This variation was mainly due to an increase in PP&E during the present period compared to the same period of the previous fiscal year, partially offset by the proceeds from sales of investment properties.

Net Cash Flows from Financing Activities

Net cash flows generated from financing activities amounted to Ps. 52,113 thousand for the six months period ended on June 30, 2014 mainly due to the credit facility agreement with YPF entered in the present period, partially offset by the interest payments on financial debt, compared to Ps. 3,109 thousand used in the same period of the previous fiscal year corresponding to the partial payment of interests from the restructuring of debt under the reorganization proceeding.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Liquidity and Capital Resources

Financing

As of June 30, 2014, the financial debt accounted for by Company amounted to Ps. 1,341,470 thousand. Also, nominal debt amounted to U$S 194,329 thousand and Ps. 96,856 thousand.

In compliance with the arrangement made with creditors under the reorganization proceedings, on January 11, 2013 MetroGAS proceeded to exchange the existing Notes held by financial creditors and any allowed or provisionally admitted claims held by non-financial creditors, for the New Notes (see Note 17 to the consolidated financial statements).

Comparative Structure of Condensed Interim Consolidated Statement of financial position (1)

Condensed Interim Consolidated Statement of financial positions as of June 30, 2014 and 2013.

	06.30.14	06.30.13
	Thousands of Ps.
Non current Assets	1,891,847	1,810,120
Current assets	937,692	637,720

Total assets	2,829,539	2,447,840

Non current Liabilities	1,562,563	1,144,746
Current Liabilities	1,176,893	738,160

Total Liabilities	2,739,456	1,882,906
Non-controlling interest	2,054	910
Equity attributable to the owners	88,029	564,024

Total Liabilities and Shareholders’ Equity	2,829,539	2,447,840

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Condensed Interim Consolidated Structure of Profit and loss and other comprehensive income (1)

Condensed Interim Consolidated Statements of Profit and Loss and Other Comprehensive Income for the six months periods ended on June 30, 2014 and 2013.

	06.30.14	06.30.13
	Thousands of Ps.
Revenues	1,371,166	849,575
Operating costs	(1,053,515)	(643,058)

Gross profit	317,651	206,517
Administration expenses	(148,456)	(98,821)
Selling expenses	(144,920)	(120,499)
Other income and expenses	(6)	(1,003)

Operating income (loss)	24,269	(13,806)
Finance income	8,914	6,200
Finance cost	(344,342)	(125,112)

Net financial results	(335,428)	(118,912)
Debt restructuring result	—	757,470

Result before income tax	(311,159)	624,752

Income tax and MPIT	(22,875)	(227,105)

Net result for the period	(334,034)	397,647

Other comprehensive result	—	—

Net and comprehensive result for the period	(334,034)	397,647

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Comparative Statistical Data

The information shown below makes reference to the six months periods ended on June 30, 2014 and 2013.

	06.30.14	06.30.13
	Volumes
	In millions of cubic meters
Gas purchased by MetroGAS	1,237.0	1,326.5
Gas contracted by third parties	2,569.7	2,858,9

	3,806.7	4,185.4
Volume of gas withheld:
- Transportation	(230.7)	(257.6)
- Loss in distribution	(149.6)	(153.5)
- Transportation and processing of natural gas	—	(3.6)

Volume of gas delivered by MetroGAS	3,426.4	3,770.7

Volume of gas purchased and delivered by MetroENERGÍA	467.0	385.2

Comparative Indices (1)

The information below makes reference to the periods ended on June 30, 2014 and 2013.

	06.30.14	06.30.13
Liquidity	0.80	0.86
Solvency	0.03	0.30
Inmobilization	0.67	0.74

(1)	Information covered by the Independent auditors report.

METROGAS S.A.

INFORMATIVE SUMMARY OF ACTIVITY

RESOLUTION No. 368/01 OF THE ARGENTINE SECURITIES COMMISSION

Additional Information

Changes in MetroGAS Shares and ADS Prices:

		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1) and (2)
		$	U$S
March	2010	0.75	2.17
March	2011	1.04	—	(2)
March	2012	0.70	—
January	2013	0.87	—
February	2013	0.67	—
March	2013	0.70	—
April	2013	0.76	—
May	2013	0.88	—
June	2013	0.71	—
January	2014	1.26	—
February	2014	1.33	—
March	2014	1.74	—
April	2014	2.05	—
May	2014	3.50	—
June	2014	3.74	—

(1)	Prices on the last business day of each month (except for (2)).
(2)	On June 17, 2010, the NYSE announced the immediate suspension of MetroGAS ADSs from listing on such exchange due the Company’s announcement of its voluntary petition for reorganization proceedings on such date.

Perspectives

MetroGAS intends to focus its efforts on ensuring the continuity of its business, maintaining gas supply quality and reliability, complying with basic License rules and finally, on the basis of the outcome of the License agreement renegotiation, MetroGAS will define its new strategy towards the future and in relation to matters such as business planning, business policy and an the development of an investment plan.

Autonomous City of Buenos Aires, August 6, 2014

David Tezanos Gonzalez

Chairperson

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph.

Deloitte & Co. S.A. Florida 234, 5th floor C1005AAF Ciudad Autónoma de Buenos Aires Argentina Phone.: (+54-11) 4320-2700 Fax: (+54-11) 4325-8081/4326-7340 www.deloitte.com/ar

Independent Auditors’ Report

(Review of condensed interim consolidated financial statements)

To the President and Directors of

METROGAS SOCIEDAD ANÓNIMA

Gregorio Aráoz de Lamadrid 1360

Buenos Aires, Argentina

1.	Identification of the condensed interim consolidated financial statements subject to review

We have reviewed the accompanying condensed interim consolidated financial statements of METROGAS SOCIEDAD ANÓNIMA (an Argentine corporation, hereinafter mentioned as “METROGAS S.A.” or the “Company”) which comprise the consolidated statement of financial position as of June 30, 2014, and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholders’ equity and cash flows for the six-month period then ended and the supplemental information included in their Notes 1 to 29.

The figures and other information corresponding to the fiscal year finished on December 31, 2013 and for the six-month period ended June 30, 2013, after giving consideration of what is mentioned in Note 3 to the accompanying condensed interim consolidated financial statements, are an integral part of the condensed interim consolidated financial statements mentioned above and are intended to be read only in relation to the figures and other information of the current interim period.

2.	Company’s Board of Directors responsibility for the condensed interim consolidated financial statements

The Company’s Board of Directors is responsible for the preparation and fair presentation of the accompanying condensed interim consolidated financial statements of the Company in accordance with International Financial Reporting Standards (“IFRS”) adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as accounting standards, as they were approved by the International Accounting Standards Board (“IASB”), and incorporated by the Argentine Securities Commission (“CNV”) to its regulation, and, therefore, is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, in accordance with the International Accounting Standard 34 “Interim Financial Reporting”. Moreover, the Company’s Board of Directors is responsible of an internal control system as it determines necessary to enable the preparation of financial statements that are free from material misstatements.

Deloitte & Co. S.A. Registro de Soc. Com. CPCECABA - T°1 Folio 3

3.	Auditor’s responsibility

Our responsibility is to report on these accompanying condensed interim consolidated financial statements based on our review. We have conducted our review in accordance with the International Standard on Review Engagements (“ISRE”) adopted by the FACPCE through the Technical Resolution N° 33, as they were issued by the International Auditing and Assurance Standards Board (“IAASB”) of the International Federation of Accountants (“IFAC”). These standards require that we comply with ethical requirements.

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

4.	Conclusion

Based on our review, we are in a position to report that nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements of METROGAS S.A. corresponding to the six-month period ended June 30, 2014 are not presented, in all of its significant matters, in accordance with International Accounting Standard 34.

5.	Additional explanatory paragraphs

Without modifying our previous conclusion, we emphasize that as mentioned in more detail in Note 5.1 to the consolidated financial statements of METROGAS S.A. as of December 31, 2013, the Company has prepared projections with the aim of determining the recoverable value of properties, plant and equipment, based on assumptions made related to the expected final outcome of the tariff renegotiation process. The cash flows and actual future results may differ from the estimates and assessments made by the Management as of the date of preparation of those financial statements. In this regard, we are not in a position to estimate whether the assumptions used by the Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of properties, plant and equipment will exceed the respective net book values.

6.	English translation of statutory condensed interim consolidated financial statements

This report and the condensed interim consolidated financial statements referred to in section 1 have been translated into English for the convenience of English-speaking readers. The accompanying condensed interim consolidated financial statements are the English translation of those originally issued by METROGAS SOCIEDAD ANÓNIMA in Spanish and presented in accordance with International Accounting Standard 34.

Buenos Aires, Argentina

August 6, 2014

Deloitte & Co. S.A.

Fernando G. del Pozo

Partner

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